Exhibit 6.1

SHARE EXCHANGE AGREEMENT

This Share Exchange Agreement (this “Agreement”), dated as of June 27, 2024, is by and among Chelsea Tech, Inc., a Wyoming corporation (“Chelsea”), CanvasLand Limited, a Hong Kong corporation (“CanvasLand”), and each of the shareholders of CanvasLand (the “Shareholders”). Each of the parties to this Agreement is individually referred to herein as a “Party” and collectively as the “Parties.”

BACKGROUND

CanvasLand has 1,000 shares of common stock, par value HK$1.00 per share (the “CanvasLand Shares”) issued and outstanding, all of which are held by the Shareholders. The Shareholders have agreed to transfer CanvasLand Shares to Chelsea in exchange for an aggregate of 319,999,000 newly issued shares of common stock, par value $0.001 per share, of Chelsea (the “Chelsea Shares”).

The exchange of CanvasLand Shares for Chelsea Shares is intended to constitute a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the “Code”), or such other tax-free reorganization or restructuring provisions as may be available under the Code.

The Board of Directors of each of Chelsea and CanvasLand have determined that it is desirable to effect this plan of reorganization and share exchange.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

Exchange of Shares

SECTION 1.01. Exchange by the Shareholders. At the Closing (as defined in Section 1.02), the Shareholders shall sell, transfer, convey, assign and deliver to Chelsea all of CanvasLand Shares free and clear of all Liens in exchange for issuance of Chelsea Shares to the Shareholders on a pro rata basis, in the amounts and to the individual Shareholders, as set forth in Exhibit A hereto.

SECTION 1.02. Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement (the “Transactions”) shall take place at the offices of Randall J. Lanham, Esq., 28562 Oso Parkway, Unit D, Rancho Santa Margarita, CA 92688, commencing upon the satisfaction or waiver of all conditions and obligations of the Parties to consummate the Transactions contemplated hereby (other than conditions and obligations with respect to the actions that the respective Parties will take at Closing) or such other date and time as the Parties may mutually determine (the “Closing Date”).

ARTICLE II

Representations and Warranties of the Shareholders

The Shareholders hereby represent and warrant to Chelsea, as follows:

SECTION 2.01. Good Title. The Shareholders are the record and beneficial owners, and have good title to CanvasLand Shares, with the right and authority to sell and deliver CanvasLand Shares to Chelsea as provided herein. Upon delivery of any certificate or certificates duly endorsed for transfer to Chelsea, representing the same as herein contemplated and/or upon registering of Chelsea as the new owner of CanvasLand Shares in the share register of CanvasLand, Chelsea will receive good title to CanvasLand Shares, free and clear of all liens, hypothecs security interests, pledges, equities and claims of any kind, voting trusts, trust agreements, shareholder agreements and other encumbrances (collectively, “Liens”).

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SECTION 2.02. Power and Authority. All acts required to be taken by the Shareholders to enter into this Agreement and to carry out the Transactions have been properly taken. This Agreement constitutes a legal, valid and binding obligation of the Shareholders, enforceable against the Shareholders in accordance with the terms hereof.

SECTION 2.03. No Conflicts. The execution and delivery of this Agreement by the Shareholders and the performance by the Shareholders of their obligations hereunder in accordance with the terms hereof: (i) will not require the consent of any third party or any federal, state, provincial, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (“Governmental Entity”) under any statutes, laws, ordinances, rules, regulations, orders, writs, injunctions, judgments, or decrees (collectively, “Laws”); (ii) will not violate any Laws applicable to the Shareholders; and (iii) will not violate or breach any contractual obligation to which the Shareholders are a party.

SECTION 2.04. No Finder’s Fee. The Shareholders have not created any obligation for any finder’s, investment banker’s or broker’s fee in connection with the Transactions that CanvasLand or Chelsea will be responsible for.

SECTION 2.05. Purchase Entirely for Own Account. Chelsea Shares proposed to be acquired by the Shareholders hereunder will be acquired for investment for their own account, and not with a view to the resale or distribution of any part thereof, and the Shareholders have no present intention of selling or otherwise distributing Chelsea Shares, except in compliance with applicable securities laws.

SECTION 2.06. Available Information. The Shareholders have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of an investment in Chelsea.

SECTION 2.07. Non-Registration. The Shareholders understand that Chelsea Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and, if issued in accordance with the provisions of this Agreement, will be issued by reason of a specific exemption from the registration provisions of the Securities Act that depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Shareholders’ representations as expressed herein. The non-registration shall have no prejudice with respect to any rights, interests, benefits and entitlements attached to Chelsea Shares in accordance with Chelsea charter documents or the laws of its jurisdiction of incorporation.

SECTION 2.08. Restricted Securities. The Shareholders understand that Chelsea Shares are characterized as “restricted securities” under the Securities Act inasmuch as this Agreement contemplates that, if acquired by the Shareholders pursuant hereto, Chelsea Shares would be acquired in a transaction not involving a public offering. The Shareholders further acknowledge that if Chelsea Shares are issued to the Shareholders in accordance with the provisions of this Agreement, Chelsea Shares may not be resold without registration under the Securities Act or the existence of an exemption therefrom. The Shareholders represent that they are familiar with Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

SECTION 2.09. Legends. It is understood that Chelsea Shares will bear the following legend or another legend that is similar to the following:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF

WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

and any legend required by the “blue sky” laws of any state to the extent such laws are applicable to the securities represented by the certificate so legend.

SECTION 2.10. Accredited Investors. The Shareholders are “accredited investors” within the meaning of Rule 501 under the Securities Act.

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ARTICLE III

Representations and Warranties of CanvasLand

SECTION 3.01. Organization, Standing and Power. The CanvasLand is duly organized, validly existing and in good standing under the laws of Hong Kong, China and has the corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on CanvasLand, a material adverse effect on the ability of CanvasLand to perform its obligations under this Agreement or on the ability of CanvasLand to consummate the Transactions (a “CanvasLand Material Adverse Effect”). The CanvasLand is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary except where the failure to so qualify would not reasonably be expected to have a CanvasLand Material Adverse Effect. The CanvasLand has delivered to Chelsea true and complete copies of the Memorandum of Association and the Articles of Association of CanvasLand and such other constituent instruments of CanvasLand as may exist, each as amended to the date of this Agreement (as so amended, the “CanvasLand Constituent Instruments”).

SECTION 3.02. CanvasLand Subsidiaries. The CanvasLand has no subsidiaries.

SECTION 3.03. Capital Structure. The CanvasLand has 1,000 shares of common stock issued and outstanding. Except as set forth above, no shares of capital stock or other voting securities of CanvasLand are issued, reserved for issuance or outstanding. All outstanding shares of the capital stock of CanvasLand are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Wyoming Business Corporation Act or other applicable corporate laws of Hong Kong, China, CanvasLand Constituent Instruments or any Contract (as defined in Section 3.05) to which CanvasLand is a party or otherwise bound. Except as set forth in this Section 3.03, there are not any bonds, debentures, notes or other indebtedness of CanvasLand having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of CanvasLand Shares may vote (“Voting CanvasLand Debt”). Except as set forth above, as of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which CanvasLand is a party or by which any of them is bound (a) obligating CanvasLand to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, CanvasLand or any Voting CanvasLand Debt, (b) obligating CanvasLand to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (c) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of the capital stock of CanvasLand.

SECTION 3.04. Authority; Execution and Delivery; Enforceability. The CanvasLand has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery by CanvasLand of this Agreement and the consummation by CanvasLand of the Transactions have been duly authorized and approved by the Board of Directors and the Shareholders of CanvasLand and no other corporate proceedings on the part of CanvasLand are necessary to authorize this Agreement and the Transactions.

When executed and delivered, this Agreement will be enforceable against CanvasLand in accordance with its terms, subject to bankruptcy, insolvency and similar laws of general applicability as to which CanvasLand is subject.

SECTION 3.05. No Conflicts; Consents.

(a) The execution and delivery by CanvasLand of this Agreement does not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of CanvasLand under any provision of (a) CanvasLand Constituent Instruments, (b) any material contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (a “Contract”) to which CanvasLand is a party or by which any of its properties or assets is bound or (c) subject to the filings and other matters referred to in Section 3.05(b), any material judgment, order or decree (“Judgment”) or material Law applicable to CanvasLand or its properties or assets, other than, in the case of clauses (b) and (c) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a CanvasLand Material Adverse Effect.

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(b) No material consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to CanvasLand in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions.

SECTION 3.06. Taxes.

(a) The CanvasLand has timely filed, or have caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate, except to the extent any failure to file or any inaccuracies in any filed Tax Returns, individually or in the aggregate, have not had and would not reasonably be expected to have a CanvasLand Material Adverse Effect. All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, except to the extent that any failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a CanvasLand Material Adverse Effect. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of CanvasLand know of no basis for any such claim. No tax audit is in process or threatened and CanvasLand has not received a notice of assessment from any tax authority indicating a tax assessment or recalculation of any taxes in any tax return previously filed.

(b) For purposes of this Agreement:

“Taxes” includes all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a local, municipal, governmental, state, provincial, foreign, federal or other Governmental Entity, or in connection with any agreement with respect to Taxes, including all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” means all federal, state, provincial, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

SECTION 3.07. Benefit Plans. The CanvasLand does not have or maintain any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, share ownership, share purchase, share option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of CanvasLand (collectively, “CanvasLand Benefit Plans”). As of the date of this Agreement, there are not any severance or termination agreements or arrangements between CanvasLand and any current or former employee, officer or director of CanvasLand, nor does CanvasLand have any general severance plan or policy.

SECTION 3.08. Litigation. There is no action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or threatened in writing against or affecting CanvasLand or any of its properties before or by any court, arbitrator, governmental or administrative agency, regulatory authority (federal, state, provincial, county, local or foreign), stock market, stock exchange or trading facility (“Action”) that (i) adversely affects or challenges the legality, validity or enforceability of any of this Agreement or CanvasLand Shares or (ii) could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a CanvasLand Material Adverse Effect. Neither CanvasLand, nor any director or officer thereof (in his or her capacity as such), is or has been the subject of any Action involving a claim or violation of or liability under federal, state or provincial securities laws or a claim of breach of fiduciary duty.

SECTION 3.09. Compliance with Applicable Laws. The CanvasLand is in compliance with all applicable Laws, including those relating to occupational health, labor and safety and the environment, except for instances of noncompliance that, individually and in the aggregate, have not had and would not reasonably be expected to have a CanvasLand Material Adverse Effect. The CanvasLand has not received any written communication during the past two years from a Governmental Entity that alleges that CanvasLand is not in compliance in any material respect with any applicable Law. This Section 3.09 does not relate to matters with respect to Taxes, which are the subject of Section 3.06.

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SECTION 3.10. Brokers; Schedule of Fees and Expenses. Except for those brokers as to which CanvasLand and Chelsea shall be solely responsible, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of CanvasLand.

SECTION 3.11. Contracts. CanvasLand is not in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to result in a CanvasLand Material Adverse Effect.

SECTION 3.12. Title to Properties. CanvasLand has sufficient title to, or valid leasehold interests in, all of its properties and assets used in the conduct of its businesses. All such assets and properties, other than assets and properties in which CanvasLand has leasehold interests, are free and clear of all Liens except for Liens that, in the aggregate, do not and will not materially interfere with the ability of CanvasLand to conduct business as currently conducted.

SECTION 3.13. Intellectual Property. The CanvasLand owns or is validly licensed or otherwise has the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs (collectively, “Intellectual Property Rights”) that are material to the conduct of the business of CanvasLand taken as a whole. There are no claims pending or, to the knowledge of CanvasLand, threatened that CanvasLand is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right. To the knowledge of CanvasLand, no person is infringing the rights of CanvasLand with respect to any Intellectual Property Right.

SECTION 3.14. Labor Matters. There are no collective bargaining or other labor union agreements to which CanvasLand is a party or by which it is bound. No material labor dispute exists or, to the knowledge of CanvasLand, is imminent with respect to any of the employees of CanvasLand.

SECTION 3.15. Solvency. Based on the financial condition of CanvasLand as of the Closing Date (and assuming that the Closing shall have occurred), (a) CanvasLand’s fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of CanvasLand’s existing debts and other liabilities (including known contingent liabilities) as they mature, (b) CanvasLand’s assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by CanvasLand, and projected capital requirements and capital availability thereof, and (c) the current cash flow of CanvasLand, together with the proceeds CanvasLand would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The CanvasLand does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The CanvasLand is not insolvent or bankrupt and it has not filed for protection under applicable law. Moreover, there has been no petition in bankruptcy filed by CanvasLand or against CanvasLand.

SECTION 3.16. Application of Takeover Protections. The CanvasLand has taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under CanvasLand’s charter documents or the laws of its jurisdiction of formation that is or could become applicable to the Shareholders as a result of the Shareholders and CanvasLand fulfilling their obligations or exercising their rights under this Agreement, including, without limitation, the Shareholders’ exchange of CanvasLand Shares for Chelsea Shares.

SECTION 3.17. No Additional Agreements. The CanvasLand does not have any agreement or understanding with the Shareholders with respect to the transactions contemplated by this Agreement other than as specified in this Agreement.

SECTION 3.18. Investment CanvasLand. The CanvasLand currently is not, and Chelsea immediately following the Closing will not have become, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

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SECTION 3.19. Foreign Corrupt Practices. Neither CanvasLand nor any CanvasLand Subsidiary, nor, to CanvasLand’s knowledge, any director, officer, agent, employee or other person acting on behalf of CanvasLand or any CanvasLand Subsidiary has, in the course of its actions for, or on behalf of, CanvasLand (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

ARTICLE IV

Representations and Warranties of Chelsea

SECTION 4.01. Organization, Standing and Power. Chelsea is duly organized, validly existing and in good standing under the laws of the State of Wyoming and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on Chelsea, a material adverse effect on the ability of Chelsea to perform its obligations under this Agreement or on the ability of Chelsea to consummate the Transactions (a “Chelsea Material Adverse Effect”). Chelsea is duly qualified to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary and where the failure to so qualify would reasonably be expected to have a Chelsea Material Adverse Effect. Chelsea has delivered to CanvasLand true and complete copies of the articles of incorporation of Chelsea, as amended to the date of this Agreement (as so amended, the “Chelsea Charter”), and the Bylaws of Chelsea, as amended to the date of this Agreement (as so amended, the “Chelsea Bylaws”).

SECTION 4.02. No Chelsea Subsidiaries. All the outstanding shares of capital stock or equity investments of each Chelsea Subsidiary have been validly issued and are fully paid and nonassessable and are as of the date of this Agreement owned by Chelsea, by another Chelsea Subsidiary or by Chelsea and another Chelsea Subsidiary, free and clear of all Liens

SECTION 4.03. Capital Structure. The authorized capital stock of Chelsea consists of (1) 1,000,000,000 shares of common stock, par value $0.001 per share, of which (a) 1,000 shares are issued and outstanding (before giving effect to the issuances to be made at Closing), and (b) no shares of common stock are reserved by Chelsea in its treasury; (before giving effect to the issuances to be made at Closing), and (b) no shares of preferred stock are reserved by Chelsea in its treasury. No other shares of capital stock or other voting securities of Chelsea are issued, reserved for issuance or outstanding. All outstanding shares of the capital stock of Chelsea are, and all such shares that may be issued prior to the date hereof will be when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Wyoming State Revised Statutes, Chelsea Charter, Chelsea Bylaws or any Contract to which Chelsea is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of Chelsea having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Chelsea Shares may vote (“Voting Chelsea Debt”). Except as set forth above, as of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Chelsea is a party or by which it is bound (a) obligating Chelsea to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Chelsea or any Voting Chelsea Debt, (b) obligating Chelsea to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (c) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of the capital stock of Chelsea. As of the date of this Agreement, there are no outstanding contractual obligations of Chelsea to repurchase, redeem or otherwise acquire any shares of capital stock of Chelsea. Chelsea is not a party to any agreement granting any security holder of Chelsea the right to cause Chelsea to register shares of the capital stock or other securities of Chelsea held by such security holder under the Securities Act. The stockholder list provided to CanvasLand is a current stockholder list generated by Chelsea’s stock transfer agent, and such list accurately reflects all of the issued and outstanding shares of Chelsea Shares as at the Closing.

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SECTION 4.04. Authority; Execution and Delivery; Enforceability. The execution and delivery by Chelsea of this Agreement and the consummation by Chelsea of the Transactions have been duly authorized and approved by the Board of Directors of Chelsea and no other corporate proceedings on the part of Chelsea are necessary to authorize this Agreement and the Transactions. This Agreement constitutes a legal, valid and binding obligation of Chelsea, enforceable against Chelsea in accordance with the terms hereof.

SECTION 4.05. No Conflicts; Consents.

(a) The execution and delivery by Chelsea of this Agreement, does not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of Chelsea under, any provision of (a) Chelsea Charter or Chelsea Bylaws, (b) any material Contract to which Chelsea is a party or by which any of its properties or assets is bound or (c) subject to the filings and other matters referred to in Section 4.05(b), any material Judgment or material Law applicable to Chelsea or its properties or assets, other than, in the case of clauses (b) and (c) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Chelsea Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Chelsea in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions.

SECTION 4.06. OTC Documents; Undisclosed Liabilities.

(a)Chelsea has filed, or will file within a reasonable time following the Closing, all reports, schedules, forms, statements and other documents required to be filed by Chelsea with OTC Markets Group, Inc. in order to achieve and maintain the “Pink – Current” designation for the quotation of its common (“Chelsea OTC Documents”).

(b) As of its respective filing date, each Chelsea OTC Document complied in all material respects with the published guidelines and requirements of OTC Markets Group, Inc., and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Chelsea OTC Document has been revised or superseded by a later filed Chelsea OTC Document, none of Chelsea OTC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Chelsea included in Chelsea OTC Documents comply as to form in all material respects with applicable accounting requirements and the published guidelines and requirements of OTC Markets Group, Inc. with respect thereto, have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), and fairly present the consolidated financial position of Chelsea as of the dates thereof and the results of operations and cash flows for the periods shown.

(c) Except as set forth in the filed Chelsea OTC Documents, Chelsea has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a balance sheet of Chelsea or in the notes thereto. On or prior to the Closing, all liabilities of Chelsea have been paid, settled, or otherwise discharged in full, and shall in no event remain liabilities of Chelsea, CanvasLand or the Shareholder following the Closing.

SECTION 4.07. Information Supplied. None of the information supplied or to be supplied by Chelsea for inclusion or incorporation by reference in any OTC Markets Group, Inc. filing of report by Chelsea contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

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SECTION 4.08. Absence of Certain Changes or Events. Except as disclosed in the filed Chelsea OTC Documents, from the date of the most recent financial statements included in the filed Chelsea OTC Documents to the date of this Agreement, Chelsea has conducted its business only in the ordinary course, and during such period there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of Chelsea from that reflected in Chelsea OTC Documents, except changes in the ordinary course of business that have not caused, in the aggregate, a Chelsea Material Adverse Effect;

(b) any damage, destruction or loss, whether or not covered by insurance, that would have a Chelsea Material Adverse Effect;

(c) any waiver or compromise by Chelsea of a valuable right or of a material debt owed to it;

(d) any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by Chelsea, except in the ordinary course of business and the satisfaction or discharge of which would not have a Chelsea Material Adverse Effect;

(e) any material change to a material Contract by which Chelsea or any of its assets is bound or subject;

(f) any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;

(g) any resignation or termination of employment of any officer of Chelsea;

(h) any mortgage, pledge, transfer of a security interest in, or lien, created by Chelsea, with respect to any of its material properties or assets, except liens for taxes not yet due or payable and liens that arise in the ordinary course of business and do not materially impair Chelsea’s ownership or use of such property or assets;

(i) any loans or guarantees made by Chelsea to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(j) any declaration, setting aside or payment or other distribution in respect of any of Chelsea’s capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by Chelsea;

(i) any alteration of Chelsea’s method of accounting or the identity of its auditors;

(k) any issuance of equity securities to any officer, director or affiliate (as defined in the Securities Act), except pursuant to existing Chelsea Shares option plans; or

(j) any arrangement or commitment by Chelsea to do any of the things described in this Section 4.08.

SECTION 4.09. Taxes.

(a) Chelsea has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate, except to the extent any failure to file, any delinquency in filing or any inaccuracies in any filed Tax Returns, individually or in the aggregate, have not had and would not reasonably be expected to have a Chelsea Material Adverse Effect. All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, except to the extent that any failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Chelsea Material Adverse Effect.

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(b) The most recent financial statements contained in the filed Chelsea OTC Documents reflect an adequate reserve for all Taxes payable by Chelsea (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all Taxable periods and portions thereof through the date of such financial statements. No deficiency with respect to any Taxes has been proposed, asserted or assessed against Chelsea, and no requests for waivers of the time to assess any such Taxes are pending, except to the extent any such deficiency or request for waiver, individually or in the aggregate, has not had and would not reasonably be expected to have a Chelsea Material Adverse Effect.

(c) There are no Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of Chelsea. Chelsea is not bound by any agreement with respect to Taxes.

SECTION 4.10. Absence of Changes in Benefit Plans. From the date of the most recent audited financial statements included in the filed Chelsea OTC Documents to the date of this Agreement, there has not been any adoption or amendment in any material respect by Chelsea of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of Chelsea (collectively, “Chelsea Benefit Plans”). As of the date of this Agreement there are not any employment, consulting, indemnification, severance or termination agreements or arrangements between Chelsea and any current or former employee, officer or director of Chelsea, nor does Chelsea have any general severance plan or policy.

SECTION 4.11. ERISA Compliance; Excess Parachute Payments. Chelsea does not, and since its inception never has, maintained, or contributed to any “employee pension benefit plans” (as defined in Section 3(2) of ERISA), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) or any other Chelsea Benefit Plan for the benefit of any current or former employees, consultants, officers or directors of Chelsea.

SECTION 4.12. Litigation. There is no Action that (i) adversely affects or challenges the legality, validity or enforceability of any of this Agreement or Chelsea Shares or (ii) could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Chelsea Material Adverse Effect. Neither Chelsea nor any subsidiary, nor any director or officer thereof (in his or her capacity as such), is or has been the subject of any Action involving a claim or violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.

SECTION 4.13. Compliance with Applicable Laws. Chelsea is in compliance with all applicable Laws, including those relating to occupational health and safety, the environment, export controls, trade sanctions and embargoes, except for instances of noncompliance that, individually and in the aggregate, have not had and would not reasonably be expected to have a Chelsea Material Adverse Effect. Chelsea has not received any written communication during the past two years from a Governmental Entity that alleges that Chelsea is not in compliance in any material respect with any applicable Law. This Section 4.13 does not relate to matters with respect to Taxes, which are the subject of Section 4.09.

SECTION 4.14. Contracts. Except as disclosed in Chelsea OTC Documents, there are no Contracts that are material to the business, properties, assets, condition (financial or otherwise), results of operations or prospects of Chelsea taken as a whole. Chelsea is not in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Chelsea Material Adverse Effect.

SECTION 4.15. Title to Properties. Chelsea has good title to, or valid leasehold interests in, all of its properties and assets used in the conduct of its businesses. All such assets and properties, other than assets and properties in which Chelsea has leasehold interests, are free and clear of all Liens except for Liens that, in the aggregate, do not and will not materially interfere with the ability of Chelsea to conduct business as currently conducted. Chelsea has complied in all material respects with the terms of all material leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect. Chelsea enjoys peaceful and undisturbed possession under all such material leases.

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SECTION 4.16. Intellectual Property. Chelsea owns, or is validly licensed or otherwise has the right to use, all Intellectual Property Rights that are material to the conduct of the business of Chelsea taken as a whole. No claims are pending or, to the knowledge of Chelsea, threatened that Chelsea is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right. To the knowledge of Chelsea, no person is infringing the rights of Chelsea with respect to any Intellectual Property Right.

SECTION 4.17. Labor Matters. There are no collective bargaining or other labor union agreements to which Chelsea is a party or by which it is bound. No material labor dispute exists or, to the knowledge of Chelsea, is imminent with respect to any of the employees of Chelsea.

SECTION 4.18. Market Makers. Chelsea has at least two (2) market makers for Chelsea Shares and such market makers have obtained all permits and made all filings necessary in order for such market makers to continue as market makers of Chelsea.

SECTION 4.19. Transactions With Affiliates and Employees. Except as set forth in the filed Chelsea OTC Documents, none of the officers or directors of Chelsea and, to the knowledge of Chelsea, none of the employees of Chelsea is presently a party to any transaction with Chelsea or any subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of Chelsea, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

SECTION 4.20. Solvency. Based on the financial condition of Chelsea as of the Closing Date (and assuming that the Closing shall have occurred), (a) Chelsea’s fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of Chelsea’s existing debts and other liabilities (including known contingent liabilities) as they mature, (b) Chelsea’s assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by Chelsea, and projected capital requirements and capital availability thereof, and (c) the current cash flow of Chelsea, together with the proceeds Chelsea would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. Chelsea does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).

SECTION 4.21. Application of Takeover Protections. Chelsea has taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under Chelsea’s charter documents or the laws of its state of incorporation that is or could become applicable to the Shareholder as a result of the Shareholder and Chelsea fulfilling their obligations or exercising their rights under this Agreement, including, without limitation, the issuance of Chelsea Shares and the Shareholder’s ownership of Chelsea Shares.

SECTION 4.22. No Additional Agreements. Chelsea does not have any agreement or understanding with the Shareholders with respect to the transactions contemplated by this Agreement other than as specified in this Agreement.

SECTION 4.23. Investment CanvasLand. Chelsea is not, and is not an affiliate of, and immediately following the Closing will not have become, an “investment company” within the meaning of the Investment CanvasLand Act of 1940, as amended.

SECTION 4.24. Certain Registration Matters. Chelsea has not granted or agreed to grant to any person any rights (including “piggy-back” registration rights) to have any securities of Chelsea registered with the SEC or any other governmental authority that have not been satisfied.

SECTION 4.25. Quotation Requirements. Chelsea is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with the requirements for continued quotation of Chelsea Shares on the “Pink – Current” tier of the trading market operated by OTC Markets Group, Inc. The issuance and sale of Chelsea Shares under this Agreement do not contravene the rules and guidelines of the trading market on which Chelsea Shares are currently quoted, and no approval of the stockholders of Chelsea is required for Chelsea to issue and deliver to the Shareholder Chelsea Shares contemplated by this Agreement.

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SECTION 4.26. Foreign Corrupt Practices. Neither Chelsea, nor to Chelsea’s knowledge, any director, officer, agent, employee or other person acting on behalf of Chelsea has, in the course of its actions for, or on behalf of, Chelsea (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

ARTICLE V

Deliveries

SECTION 5.01. Deliveries of the Shareholders.

(a) Concurrently herewith the Shareholders are delivering to Chelsea this Agreement executed by the Shareholders.

(b) At or prior to the Closing, the Shareholder shall deliver to Chelsea:

(i) certificates representing its CanvasLand Shares; and

(ii) a duly executed share transfer power for transfer by the Shareholders of CanvasLand Shares to Chelsea.

SECTION 5.02. Deliveries of Chelsea.

(a)Concurrently herewith, Chelsea is delivering to the Shareholders and to CanvasLand, a copy of this Agreement executed by Chelsea.

(b) At or prior to the Closing, Chelsea shall deliver to CanvasLand:

a certificate from Chelsea, signed by its Secretary or Assistant Secretary certifying that the attached copies of the resolutions of the Board of Directors of Chelsea approving this Agreement and the transactions contemplated hereunder, are all true, complete and correct and remain in full force and effect; and

(c) Promptly following the Closing, Chelsea shall deliver to the Shareholders, certificates representing Chelsea Shares.

SECTION 5.03. Deliveries of CanvasLand.

(a) Concurrently herewith, CanvasLand is delivering to Chelsea this Agreement executed by CanvasLand.

(b) At or prior to the Closing, CanvasLand shall deliver to Chelsea a certificate from CanvasLand, signed by its authorized officer certifying that the attached copies of CanvasLand Constituent Instruments and resolutions of the Board of Directors and Shareholders of CanvasLand approving the Agreement and the Transactions are all true, complete and correct and remain in full force and effect.

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ARTICLE VI

Conditions to Closing

SECTION 6.01. Shareholders and CanvasLand Conditions Precedent. The obligations of the Shareholders and CanvasLand to enter into and complete the Closing is subject, at the option of the Shareholders and CanvasLand, to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by the Shareholders and CanvasLand in writing:

(a) Representations and Covenants. The representations and warranties of Chelsea contained in this Agreement shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date. Chelsea shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Chelsea on or prior to the Closing Date. Chelsea shall have delivered to the Shareholders and CanvasLand, a certificate, dated the Closing Date, to the foregoing effect.

(b) Litigation. No action, suit or proceeding shall have been instituted before any court or governmental or regulatory body or instituted or threatened by any governmental or regulatory body to restrain, modify or prevent the carrying out of the Transactions or to seek damages or a discovery order in connection with such Transactions, or which has or may have, in the reasonable opinion of CanvasLand or the Shareholders, a materially adverse effect on the assets, properties, business, operations or condition (financial or otherwise) of Chelsea or CanvasLand.

(c) No Material Adverse Change. There shall not have been any occurrence, event, incident, action, failure to act, or transaction since June 20, 2024 which has had or is reasonably likely to cause a Chelsea Material Adverse Effect.

(d) OTC Reports. Chelsea will file all reports and other documents required to be filed by Chelsea under the guidelines and requirements of OTC Markets Group, Inc. to become listed on their exchange.

(e) OTC Pink Quotation. Chelsea shall have maintained its status as a company whose common stock is quoted on the Pink – Current tier of the market operated by OTC Markets Group, Inc. and shall make every reasonable effort to remain quoted on the OTC Markets Group, Inc.

(f) Deliveries. The deliveries specified in Section 5.02 shall have been made by Chelsea.

(g)Satisfactory Completion of Due Diligence. The CanvasLand and the Shareholders shall have completed their legal, accounting and business due diligence of Chelsea and the results thereof shall be satisfactory to CanvasLand and the Shareholders in their sole and absolute discretion.

SECTION 6.02. Chelsea Conditions Precedent. The obligations of Chelsea to enter into and complete the Closing are subject, at the option of Chelsea, to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by Chelsea in writing:

(a) Representations and Covenants. The representations and warranties of the Shareholders and CanvasLand contained in this Agreement shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date. The Shareholders and CanvasLand shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Shareholders and CanvasLand on or prior to the Closing Date. The CanvasLand shall have delivered to Chelsea, if requested, a certificate, dated the Closing Date, to the foregoing effect.

(b) Litigation. No action, suit or proceeding shall have been instituted before any court or governmental or regulatory body or instituted or threatened by any governmental or regulatory body to restrain, modify or prevent the carrying out of the Transactions or to seek damages or a discovery order in connection with such Transactions, or which has or may have, in the reasonable opinion of Chelsea, a materially adverse effect on the assets, properties, business, operations or condition (financial or otherwise) of Chelsea.

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(c) No Material Adverse Change. There shall not have been any occurrence, event, incident, action, failure to act, or transaction which has had or is reasonably likely to cause a CanvasLand Material Adverse Effect.

(d) Deliveries. The deliveries specified in Section 5.01 and Section 5.03 shall have been made by the Shareholders and CanvasLand, respectively.

(e) Satisfactory Completion of Due Diligence. Chelsea shall have completed its legal, accounting and business due diligence of CanvasLand and the Shareholders and the results thereof shall be satisfactory to Chelsea in its sole and absolute discretion.

ARTICLE VII

Covenants

SECTION 7.01. Public Announcements. Prior to the Closing, Chelsea and CanvasLand will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press releases or other public statements with respect to the Agreement and the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchanges.

SECTION 7.02. Fees and Expenses. All fees and expenses incurred in connection with this Agreement shall be paid by the Party incurring such fees or expenses, whether or not this Agreement is consummated.

SECTION 7.03. Continued Efforts. Each Party shall use commercially reasonable efforts to (a) take all action reasonably necessary to consummate the Transactions, and (b) take such steps and do such acts as may be necessary to keep all of its representations and warranties true and correct as of the Closing Date with the same effect as if the same had been made, and this Agreement had been dated, as of the Closing Date.

SECTION 7.04. Exclusivity. Each of Chelsea and CanvasLand shall not (and shall not cause or permit any of their affiliates to) engage in any discussions or negotiations with any person or take any action that would be inconsistent with the Transactions and that has the effect of avoiding the Closing contemplated hereby. Each of Chelsea and CanvasLand shall notify each other immediately if any person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

SECTION 7.05. Access. Each Party shall permit representatives of any other Party to have full access to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to such Party.

SECTION 7.06. Preservation of Business. From the date of this Agreement until the Closing Date, CanvasLand and Chelsea shall operate only in the ordinary and usual course of business consistent with their respective past practices (provided, however, that Chelsea shall not issue any securities without the prior written consent of CanvasLand), and shall use reasonable commercial efforts to (a) preserve intact their respective business organizations, (b) preserve the good will and advantageous relationships with customers, suppliers, independent contractors, employees and other persons material to the operation of their respective businesses, and (c) not permit any action or omission that would cause any of their respective representations or warranties contained herein to become inaccurate or any of their respective covenants to be breached in any material respect.

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ARTICLE VIII

Miscellaneous

SECTION 8.01. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Chelsea, to:

The Law Offices of Randall Lanham

Attention: Randall Lanham

28562 Oso Parkway, Unit D

Rancho Santa Margarita, CA 92688

If to CanvasLand, to:
Andy Chen

Soares #320 - FIT Center
5 Andar, Macau China

SECTION 8.02. Amendments; Waivers; No Additional Consideration. No provision of this Agreement may be waived or amended except in a written instrument signed by CanvasLand, Chelsea and the Shareholders. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any Party to exercise any right hereunder in any manner impair the exercise of any such right.

SECTION 8.03. Replacement of Securities. If any certificate or instrument evidencing any Chelsea Shares is mutilated, lost, stolen or destroyed, Chelsea shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefore, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to Chelsea of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Chelsea Shares. If a replacement certificate or instrument evidencing any Chelsea Shares is requested due to a mutilation thereof, Chelsea may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

SECTION 8.04. Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Shareholders, Chelsea and CanvasLand will be entitled to specific performance under this Agreement. The Parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

SECTION 8.05. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

SECTION 8.06. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that Transactions contemplated hereby are fulfilled to the extent possible.

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SECTION 8.07. Counterparts; Facsimile Execution. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Facsimile execution and delivery of this Agreement is legal, valid and binding for all purposes.

SECTION 8.08. Entire Agreement; Third Party Beneficiaries. This Agreement is intended to: (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the Transactions and (b) is not intended to confer upon any person other than the Parties any rights or remedies.

SECTION 8.09. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Wyoming, without reference to principles of conflicts of laws. Any action or proceeding brought for the purpose of enforcement of any term or provision of this Agreement shall be brought only in the federal or state courts sitting in Wyoming.

SECTION 8.10. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Share Exchange Agreement as of the date first above written.

Chelsea Tech, Inc.:

By: /s/ CHEN Pak Keung Andy
Name: CHEN Pak Keung Andy
Title: Chief Executive Officer

CanvasLand:

By: /s/ CHEN Pak Keung Andy
Name: CHEN Pak Keung Andy
Title: Chief Executive Officer

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EXHIBIT A

Shares of Chelsea Common Stock To Be Issued And Delivered

Shareholder Name	Shares of CanvasLand Stock to be Exchanged	Shares of Chelsea Common Stock to be Issued
Tsun Kit, Charles FONG	150	24,000,000
Syndicate Capital (Asia) Ltd.	25	8,000,000
Pak Keung, Andy CHEN	390	287,999,000
Ching Han LAM *	435
Totals	1,000	319,999,000

* Ching Han LAM is the wife of Pak Keung, Andy CHEN. Her shares apportionment will be fully received by her husband on the Chelsea level.

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